SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Securities and Exchange Commission dated September 4, 2009 regarding Resolution ICD N°483

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, September 4, 2009

Securities and Exchange Commission

Dear Sirs,

RE.: Resolution ICD N°483

I am writing you as Chairman of the Board of Directors of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that on September 1, 2009 the Company was notified that the Secretary of Internal Commerce Department had resolved that one of our principal indirect shareholders, Telecom Italia S.p.A., will be required to divest its ownership in the shares of Sofora Telecommunications, S.A., which indirectly owns a majority of the common stock of the Company. The Comisión Nacional de Defensa de la Competencia (the Argentine “Antitrust Commission”) has been authorized to establish guidelines for the procedures to be followed in divesting the shareholding, and the divestiture is required to be completed within one year.

A translated summary of the Resolution issued by the Secretary of Internal Commerce Department (pursuant to Order No. 744 of the Antitrust Commission) is attached as an exhibit to this letter.

Sincerely,

Franco Livini

Chairman of the Board of Directors

Exhibit (Resolution N° 483 of the Secretary of Internal Commerce Department)

The Secretary of Internal Commerce Department with respect to its authorization of the following transactions: (i) an acquisition via a stock sale purchase agreement dated May 4, 2007 by TELEFONICA S.A., ASSICURAZIONI GENERALI S.p.A., SINTONIA S.A., INTESA SANPAOLO S.p.A. and MEDIOBANCA S.p.A., through the company TELCO S.p.A. (“Telco”), of the total capital stock of OLIMPIA S.p.A belonging to PIRELLI & C. S.p.A., SINTONIA S.A. and SINTONIA S.p.A. representing SEVENTEEN POINT NINETY NINE PERCENT (17.99%) of the total capital stock of Telecom Italia S.p.A. (“Telecom Italia”), (ii) a FIVE POINT SIX PERCENT (5.6%) direct stock participation with voting rights in Telecom Italia that companies ASSICURAZIONI GENERALI S.p.A. and MEDIOBANCA S.p.A. transferred to Telco at the time of the acquisition referenced in (i) above; and (iii) a subsequent acquisition of ZERO POINT NINETY ONE PERCENT (0.91%) of the listed stock of Telecom Italia in March of 2008, altogether yielding Telco a total ownership percentage of 24.5% of Telecom Italia’s voting stock, resolved the following:

1. The authorization of the above mentioned transactions shall be subject and bound to the true and irrevocable performance of the complete divestment by Telecom Italia of the capital stock it, directly or indirectly, owns in SOFORA TELECOMUNICACIONES S.A. in the REPUBLIC OF ARGENTINA, the indirect holding company of Telecom Argentina. In addition, in compliance with Section 13, paragraph b) of Law Nº 25,156, all assets and all rights owned over the company SOFORA TELECOMUNICACIONES S.A. and its subsidiaries, including the call option entered into between TELECOM ITALIA INTERNATION N.V. and W DE ARGENTINA INVERSIONES S.L on September 9, 2003 (“Call Option Agreement”) shall be divested.

2. The Antitrust Commission is granted the authority to decide, within SIXTY (60) days, and for the underwriter’s further consideration, the guidelines to be followed for the divestment, as is general practice and taking into account the circumstances of the present case. The abovementioned guidelines shall: establish deadlines, determine presentations to be submitted by the parties, appoint monitoring and control agents, appoint sale agents, and establish any other means in order to perform the divestment and protect the competence in the affected markets. Furthermore, within its powers, said body shall be able to issue any necessary decision or order under the present section. The divestment process shall be carried out by said parties in the term of ONE (1) year.

3. The Antitrust Commission is granted a maximum of SIXTY (60) days to submit to the underwriter a report recommending the way to proceed, if such is the case, with respect to penalties in the event of late notification, and founding their legal merits as well as their quantum. In the event said penalties are applicable, they will be applied to all, some or none of the notifying parties of the purchasing transaction herein mentioned.

4. It is established that, once the divestment is completed, the Antitrust Commission shall submit the corresponding report to the underwriter, so that a final decision is issued.

5. Order No. 744 dated August 25, 2009, and issued by the Argentine Antitrust Commission is to be considered part of this Resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: September 4, 2009	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager